Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

	January 1, 2005 to July 14, 2005	July 15, 2005 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	(Predecessor)	(Successor)
(Loss) income before income taxes	$(5,179)	$(4,354)	$(7,238)	$(4,446)	$(7,333)	$(7,049)	$2,053	$(1,835)

Fixed charges:
Interest on debt	5	5,787	26,110	27,541	29,448	27,049	13,542	13,359
Amortization of deferred financing costs	—	84	1,152	1,343	1,543	1,543	772	772
Estimated interest component of rent expense	—	108	446	549	791	894	420	475

Total fixed charges	5	5,979	27,708	29,433	31,782	29,486	14,734	14,606

Total earnings available for fixed charges	$(5,151)	$1,625	$20,470	$24,987	$24,449	$22,437	$16,787	$12,771

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A	1.1x	N/A

N/A For the years ended December 31, 2009, 2008, 2007 and 2006, the period from July 15, 2005 to December 31, 2005 and the period from January 1, 2005 to July 14, 2005 our earnings were insufficient to cover our fixed charges by $7,049, $7,333, $4,446, $7,238, $4,354, and $5,179, respectively. For the six months ended June 30, 2009 our earnings were sufficient to cover our fixed charges by $2,053. For the six months ended June 30, 2010 our earnings were insufficient to cover our fixed charges by $1,835.